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                                  UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO. _____________)*

                          Koo Koo Roo Enterprises, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  500481 10 6
                                 --------------
                                 (CUSIP Number)


                                October 30, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                / /  Rule 13d-1(b)

                / /  Rule 13d-1(c)

                /X/  Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 5 pages
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CUSIP No.  500481 10 6
--------------------------------------------------------------------------------
         1.  Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Green Equity Investors, L.P.
--------------------------------------------------------------------------------
         2.  Check The Appropriate Box If A Member Of A Group (See Instructions)
             (a)
             (b)     X
--------------------------------------------------------------------------------
         3.  SEC Use Only
--------------------------------------------------------------------------------
         4.  Citizenship or Place of Organization  Delaware
--------------------------------------------------------------------------------
  NUMBER OF       5.    Sole Voting Power        19,700,257
 SHARES BENE-   ----------------------------------------------------------------
 FICIALLY BY      6.    Shared Voting Power      0
OWNED BY EACH   ----------------------------------------------------------------
  REPORTING       7.    Sole Dispositive Power   19,700,257
 PERSON WITH    ----------------------------------------------------------------
                  8.    Shared Dispositive Power 0
--------------------------------------------------------------------------------
         9. Aggregate Amount Beneficially Owned by Each Reporting Person 19,700,257 (See Item 4)
--------------------------------------------------------------------------------
        10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
        11.  Percent of Class Represented by Amount in Row (11)    10.8%
--------------------------------------------------------------------------------
        12.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
                  PN
--------------------------------------------------------------------------------

                                Page 2 of 5 pages


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ITEM 1.      (A) NAME OF ISSUER

             Koo Koo Roo Enterprises, Inc.

             (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

             18831 Von Karman Avenue, Irvine, California  92715

ITEM 2.      (A) NAME OF PERSON FILING

             Green Equity Investors, L.P.

             (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

             11111 Santa Monica Boulevard, Suite 2000,
             Los Angeles, California  90025

             (C) CITIZENSHIP

             Delaware

             (D) TITLE OF CLASS OF SECURITIES

             Common Stock, par value $.01 per share

             (E) CUSIP NUMBER

             500481 10 6

ITEM 3.      Not Applicable

ITEM 4.      OWNERSHIP.

             (a)   Amount beneficially owned:  19,700,257 (See Item 6 below).

             (b)   Percent of class:  10.8%.

             (c)   Number of shares as to which such person has:

                   (i)    Sole power to vote or to direct the vote: 19,700,257.

                   (ii)   Shared power to vote or to direct the vote: 0.

                   (iii)  Sole power to dispose or to direct the
                          disposition of: 19,700,257.

                   (iv) Shared power to dispose or to direct the disposition of: 0.


                                Page 3 of 5 pages

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ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             Not Applicable

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             Green Equity Investors, L.P. ("GEI") is the record owner of 19,700,257 shares of the Common Stock of Koo Koo Roo Enterprises, Inc., as to which GEI has sole voting and dispositive power. The address of GEI is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025. The sole general partner of GEI is Leonard Green & Associates, L.P. ("LGA"), which has the power to direct the voting and investment of the securities held by GEI. The general partners of LGA (collectively, the "LGA partners") are Verdi Group, Inc. ("VGI"), GANMAX, Inc. ("GI") and Jonathan D. Sokoloff, and each of their address is c/o LGA, 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025. VGI is controlled by Leonard I. Green ("LIG"), and GI is controlled by Gregory J. Annick ("GJA"), and each of their address is c/o LGA, 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

         The LGA partners, as general partners of LGA, and LIG, as the holder of a controlling interest in VGI, and GJA, as the holder of a controlling interest in GI, may be deemed to share beneficial ownership of the shares beneficially owned by LGA, but disclaim any such beneficial ownership except to the extent such person may be deemed to have a pecuniary interest therein.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

             Not Applicable

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             Not Applicable

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

             Not Applicable

ITEM 10.     CERTIFICATION

             Not Applicable


                                Page 4 of 5 pages


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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in the this statement is true, complete and correct.

DATED:  May 12, 1999

                                   GREEN EQUITY INVESTORS, L.P., a Delaware limited partnership

                                   By:  LEONARD GREEN & ASSOCIATES, L.P.,
                                   the sole general partner

                                   By:  GANMAX, INC., a general partner


                                   By:       /s/ Gregory J. Annick
                                       ------------------------------------
                                           Gregory J. Annick, President


                                Page 5 of 5 pages